SEC File No. 70-10102


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                               Amendment No. 1 to

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                FIRSTENERGY CORP.
                              76 South Main Street
                                Akron, Ohio 44308

                          GPU DIVERSIFIED HOLDINGS LLC
                               300 Madison Avenue
                          Morristown, New Jersey 07962


             (Name of companies filing this statement and addresses
                         of principal executive offices)

                                FIRSTENERGY CORP.
                                -----------------

          (Name of top registered holding company parent of applicants)

Leila L. Vespoli                           Douglas E. Davidson, Esq.
Senior Vice President                      Thelen Reid & Priest LLP
  and General Counsel                      40 West 57th Street, 26th Floor
FirstEnergy Corp.                          New York, New York 10019
76 South Main Street
Akron, Ohio 44308

                 (Names and addresses of agents for service)

          FirstEnergy Corp. and GPU Diversified Holdings LLC hereby amend and restate the Application on Form U-1 filed in this docket on November 1, 2002 in its entirety as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.
            ------------------------------------

          A. By Order dated October 29, 2001 (HCAR No. 27459) (the "Merger Order"), as supplemented by a Supplemental Order dated November 5, 2001 (HCAR No. 27463), the Commission authorized the acquisition of GPU, Inc. ("GPU") by FirstEnergy Corp. ("FirstEnergy") pursuant to an Agreement and Plan of Merger dated as of August 8, 2000 (such acquisition, the "Merger"). The Merger was effective as of November 7, 2001 and, after the Merger, all of the direct subsidiaries of GPU, including GPU Diversified Holdings LLC ("GPUDH"), became direct subsidiaries of FirstEnergy. By Orders dated December 17, 1996 (HCAR No. 26631) and December 26, 1996 (HCAR No. 26635) (collectively, the "Prior
Orders"), the Commission authorized GPU International, Inc. ("GPUI"), a then-wholly owned subsidiary of GPU, to invest up to $30 million in Ballard Generation Systems Inc. ("BGS"), a Canadian corporation which at that time was to become a joint venture between GPUI and Ballard Power Systems Inc. ("BPS"), a Canadian corporation.1 The sole purpose of BGS was, and is, to develop, manufacture and market stationary power systems employing fuel cell technology ("Stationary Fuel Cell Power Systems"). On December 24, 1996, GPUI purchased 300,001 Class B Voting Common shares and 290,300 Class C Non-Voting Preferred shares in the capital of BGS for a total purchase price of $5,903,000, and over the course of the next two years and in accordance with the Prior Orders purchased 1.3 million additional BGS shares for a total additional purchase price of $13 million.2 GPUI paid $10.00 per share for all Class B and Class C shares it purchased. As a result of the restructuring

-------------------
1 The Prior Orders also authorized GPUI to acquire warrants ("Warrants") to purchase 100,000 BPS common shares. As a result of subsequent BPS stock splits, the Warrants represented the right to purchase 300,000 BPS common shares.
2 Such 1.3 million additional BGS shares consist of 250,000 Class B shares purchased on October 24, 1997, 150,000 Class B shares and 100,000 Class C shares purchased on November 24, 1997, 300,000 Class B shares and 100,000 Class C shares purchased on June 12, 1998 and 400,000 Class C shares purchased on March 29, 2000.

described in paragraph B below, GPUDH, a Delaware limited liability company that, as a result of the Merger, is now a direct, wholly-owned subsidiary of FirstEnergy, currently owns 1,425,001 Class B Voting Common3 shares and 890,300 Class C Non-Voting Preferred shares. There are currently 16,610,012 shares of BGS voting common shares outstanding (15,185,011 Class A and 1,425,081 Class B) and 890,300 shares of BGS Class C Non-Voting Preferred outstanding. Thus, the shares GPUDH currently owns represent, in the aggregate, approximately 13.2% of the equity (including voting and non-voting preferred stock) and 8.6% of the outstanding voting securities of BGS.

          B. In December 2000, the GPU system effected an internal restructuring, in connection with which GPUI was sold to a third party and all of the GPUI-owned Class B and Class C BGS shares and an option to purchase an additional 425,000 Class B BGS shares,4 which has since been exercised, were transferred to GPUDH and the Warrants were transferred to GPU. GPU exercised the warrants in December 2000, and, at the time of the Merger, held less than 1% of the outstanding voting securities of BPS. FirstEnergy now holds those BPS shares as a result of the Merger.

          C. BPS and GPUDH now desire to restructure the GPUDH-BGS investment, which would include the acquisition by BPS of all of GPUDH's Class B and Class C BGS shares in exchange for restricted BPS shares.5 Accordingly, GPUDH seeks authority to acquire an amount of BPS shares having a value equal to the value of the BGS shares to be exchanged, as agreed between BPS and GPUDH. For these purposes, the BGS shares to be exchanged will be valued at U.S.

-------------------
3 This 1,425,001 amount includes 425,000 Class B shares acquired by GPUDH upon the June 2001 exercise of its option to purchase such shares, which it acquired from GPUI as discussed in Paragraph B of this Item 1.
4 The transfer of the shares and option to GPUDH was effected irst through a distribution of such shares and option from GPUI to GPU followed by a capital contribution of those shares and option from GPU to GPUDH.
5 FirstEnergy currently anticipates that the other BGS shareholders may also exchange their BGS shares for BPS shares and that BGS will be dissolved, although there can be no assurance as to the outcome of discussions between such other BGS shareholders and BGS/BPS.

$19.50 a share, which was the purchase price paid by the last BGS investor to purchase BGS shares. The BGS shares will then be exchanged for BPS shares having an equal value, as determined by the current "Market Value" of BPS's common shares, as defined.6 At no time will GPUDH own, directly or indirectly, 10% or more of the outstanding BPS voting common shares. In fact, GPUDH's ownership is expected to represent less than 2% of the outstanding BPS shares.

          D. The principal business of BPS and its associated companies is the development, manufacture and commercialization of proton exchange membranes ("PEM") fuel cells and PEM fuel cell systems for use in transportation, stationary, portable and other power operations. A PEM fuel cell produces electricity using a combination of hydrogen fuel (which can be obtained from natural gas, petroleum, or methanol or by using electricity to electrolyze water) and oxygen, without combustion. It is an environmentally clean electrochemical device that produces electricity (as long as fuel is supplied) efficiently and continuously, with water and heat as the by-products when hydrogen is used as the fuel source. BPS has developed PEM fuel cells and PEM fuel cell systems for 17 years and such development has been BPS's primary business since 1989. Fuel cells have several advantages over conventional power generation technologies, including low or no pollution, higher fuel efficiency, quiet operation, potentially lower maintenance costs and potentially lower capital costs. The convenience, and environmental and performance characteristics of fuel cells make them a potential alternative for batteries, internal combustion engines and other conventional sources of power and electricity. FirstEnergy believes that BPS would qualify as a Rule 58 company if it conducted its business solely in the United States, instead of Canada. Commercialization of BPS products is

-------------------
6 The "Market Value" for each BPS share is the average of the sale price per share of BPS's common shares as reported on the NASDAQ National Market for the 10 trading days ending three business days before the share exchange documents were executed. BPS shares are traded on the Toronto Stock Exchange ("TSE") and the NASDAQ National Market ("NASDAQ"). Based on this formula, GPUDH will receive 1,366,063 BPS shares.

scheduled to take place over the next several years. BPS recently launched a portable volume-produced fuel cell system designed for integration by original equipment manufacturers into a wide variety of industrial and consumer end-product applications. BPS intends to introduce the first fuel cell stationary power generators into the market by 2003. In the transportation markets, fuel cell-powered transit bus engines were introduced for demonstration purposes in 2002, and the first fuel cell-powered automobile engines are expected to be available in 2003. The majority of BPS's sales revenue is derived from PEM fuel cell products. In addition, BGS derives revenues from its other, non-fuel cell products such as power generators and carbon friction materials. BGS does not, and will not, derive any revenues from the sale of electricity.

          BPS has four development and manufacturing facilities, one in Burnaby, British Columbia, one in Nabern, Germany, one in Dearborn, Michigan and one in Lowell, Massachusetts. BPS has offices in these four locations as well as is Sacramento, California. BPS has approximately 650 employees in Canada, 360 in Germany and 175 in the United States.

          E. In connection with gpudh's acquisition of the BPS shares, BPS will need TSE approval to issue and deliver the BPS shares to GPUDH. In particular, the TSE must approve the deemed price at which the BPS shares are to be issued. All BPS shares issued to GPUDH will have a holding period with respect to sales in the United States of up to 12 months, in accordance with United States securities laws. Sales in the United States after one year will be limited by the constraints of Rule 144 under the Securities Act of 1933, as amended. Sales in Canada will be restricted for four months in accordance with Canadian provincial securities laws.

          F. GPUDH also has entered into a distribution agreement with BGS, pursuant to which GPUDH will be a non-exclusive distributor of BGS's PEM fuel cell stationary power generators in a portion of the United States once such generators become commercially available.

          G. Rule 54 Analysis. The proposed transaction is also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve an application by a registered holding company which does not relate to any exempt wholesale generator ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

          FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). In the Merger Order, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so that FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's consolidated retained earning of $1.71 billion as of December 31, 2002, would be $856 million. The Merger Order also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through June 30, 2003, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion. The Commission has reserved jurisdiction over investments that exceed such amount.

          As of  December  31,  2002,  and on the same basis as set forth in the
Merger Order, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $1.23 billion,7 an amount significantly below the $5 billion amount authorized in the Merger Order. Additionally, as of December 31, 2002, consolidated retained earnings were $1.71 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

          In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of December 31, 2002, FirstEnergy's consolidated capitalization consisted of 33% common equity, 1.7% cumulative preferred stock, 1.9% subsidiary
- obligated mandatorily redeemable preferred securities, 58.3% long-term debt and 5.1% notes payable. As of December 31, 2001, those ratios were as follows:
30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any material impact on FirstEnergy's capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of

-------------------
7 This $1.23 billion amount represents Current Investments only. As of December 31, 2002, FirstEnergy had no Genco Investments.

earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon and Emdersa as described in footnote 8.8

          Further, since the date of the Merger Order, and, after taking into account the effects of the Merger, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

          FirstEnergy's operating subsidiaries are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior unsecured debt. The following chart includes a breakdown of the senior, unsecured credit ratings for FirstEnergy's operating utility subsidiaries.

            Subsidiary        Standard & Poors9    Moody's10    Fitch11

            Ohio Edison             BBB-              Baa2        ---
            Cleveland Electric      BBB-              Baa3        ---
            Toledo Edison           BBB-              Baa3        BB
            Penn Power              BBB-              Baa2        ---
            JCP&L                   BBB               ---         ---
            Met-Ed                  BBB               ---         ---
            Penelec                 BBB               A2          BBB+

-------------------
8   At the time of the Merger Order, FirstEnergy  identified certain former GPU
EWG and FUCO investments for divestiture within one year. Among those identified were Avon Energy Partners Holdings ("Avon"), a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and GPU Empresa Distribuidora Electrica Regional S.A. and affiliates ("Emdersa"), an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. Additionally, FirstEnergy did not reach a definitive agreement to sell Emdersa as of December 31, 2002, and therefore, the Emdersa assets could no longer be treated as "assets pending sale" on the FirstEnergy consolidated balance sheets. On November 1, 2002, FirstEnergy began consolidating the results Emdersa's operations in its financial statements. In the fourth quarter of 2002, FirstEnergy recorded a one-time, after-tax charge of $88.8 million (comprised of $104.1 million in currency transaction losses arising principally from U.S. dollar denominated debt, offset by $15.3 million of operating income). In addition to the currency transaction losses, FirstEnergy recognized a currency translation adjustment in other comprehensive income of $91.5 million as of December 31, 2002. These accounting charges, in the aggregate, resulted in a $212.8 million decrease in FirstEnergy's consolidated capitalization of $21.55 billion as of December 31, 2002, which amount includes short-term borrowings.
9   Standard & Poor's Rating Services
10  Moody's Investors Service, Inc.
11  Fitch, Inc.

          FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses expected to be incurred in connection with the proposed transactions are estimated to be $35,000.

ITEM 3.   APPLICABLE   STATUTORY   PROVISIONS.
          -----------------------------------

          FirstEnergy believes that Sections 9(a) and 10 of the Act and Rule 54 thereunder may be applicable to the proposed transactions. FirstEnergy believes that the authorization sought herein is consistent with the requirements of Sections 10 and 11(b) of the Act which permit public utility holding company subsidiaries to engage in other businesses "as are reasonably incidental, or economically necessary or appropriate to the operations" of an integrated public utility system. Indeed, the acquisition of BPS stock by the FirstEnergy System would be exempt from the requirements of Sections 9(a) and 10 of the Act if BPS were a United States-based company

(instead of Canadian-based), by virtue of Rule 58 under the Act and, in particular, Section (b)(1)(ii) thereof. As a consequence, FirstEnergy believes that the acquisition of the BPS shares by the FirstEnergy System is appropriate. The Commission has in the past authorized registered holding companies to invest in companies that engage in "energy-related" activities of the kind authorized by Rule 58 in Canada. See Cinergy Corp., HCAR No. 27124 (Jan. 11, 2000).

ITEM 4.   REGULATORY APPROVALS.
          --------------------

          No state commission has jurisdiction with respect to any aspect of the transactions and no Federal commission, other than your Commission, has jurisdiction with respect to any aspect thereof.

ITEM 5.   PROCEDURE.
          ---------

          FirstEnergy requests that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date, but in no event no later than January 31, 2002. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.   EXHIBITS  AND  FINANCIAL  STATEMENTS.
          ------------------------------------

               (a) Exhibits:

                   A(1) - Certificate of incorporation of BPS.

                   A(2) - By-Laws of BPS.

                   C -    Not applicable

                   D -    Not applicable

                   E -   Not applicable

                   F-1 - Opinion of Thelen Reid & Priest LLP

                   F-2 - Opinion of Gary D. Benz

               (b) Financial Statements:

                   1 -   Not included as the proposed  transaction will not have
                         a  material  mpact  on   the  financial   condition  of
                         FirstEnergy and its subsidiaries.

                   2 -   Reference is made to 1 above.

                   3 - BPS Balance Sheets, actual as at September 30, 2002 and Statements of Income and Retained Earnings, actual for the 12 months ended December 31, 1999, December 31, 2000 and December 31, 2001.

                   4 - None, except as set forth in the Notes to the Financial Statements.

ITEM 7  INFORMATION  AS TO  ENVIRONMENTAL  EFFECTS.
        ---------------------------------------

     (a) The issuance of an order by your Commission with respect to the proposed Transactions is not a major Federal action significantly affecting the quality of the human environment.

     (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Transactions which are the subject hereof.

                                    SIGNATURE

     PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       FIRSTENERGY CORP.
                                       GPU DIVERSIFIED HOLDINGS LLC


                                       By:  /s/ Harvey L. Wagner
                                           ----------------------------------
                                                Harvey L. Wagner
                                                Vice President and Controller


Date:  April 4, 2003

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